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                            DEAN WITTER INTERCAPITAL INC.
                                Two World Trade Center
                               New York, New York 10048






                                                     July 28, 1997


Dean Witter Fund of Funds
Two World Trade Center
New York, New York 10048


Gentlemen:

         We are purchasing from you today 1,250 shares of your beneficial interest, of $0.01 par value, of each of your Class A, Class B, Class C and Class D shares, of your domestic portfolio and international portfolio, at a price of $10.00 per share, or an aggregate price of $100,000 to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of your shares.

         We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

         We hereby further represent that in the event we redeem such shares prior to complete amortization by you of your organization expenses, the amount we receive upon redemption may be reduced by the proportionate amount which the total unamortized balance bears to the number of shares being redeemed. For this purpose, the proportionate amount is based on the ratio of the number of shares originally issued by you in connection with the furnishing of the initial capital.


                                            Very truly yours,
                                            DEAN WITTER INTERCAPITAL INC.
                                    By: /s/ Charles A. Fiumefreddo
                                        --------------------------
                                            Charles A. Fiumefreddo
                                            Chairman and Chief Executive
                                            Officer